Exhibit 99.1

For Immediate Release

January 26, 2005

SAP Announces 2004 Fourth Quarter and Year-End Results

Company Reports 10% Growth in Software Revenues for 2004 Despite Negative Currency Effects
Company Achieves Record Peer Group Share
2005 Outlook — Expecting Second Consecutive Year of Double-Digit Software Revenue Growth

     WALLDORF – January 26, 2005 – SAP AG (NYSE: SAP) today announced its preliminary financial results for the fourth quarter and year ended December 31, 2004. Highlights of the results are as follows.

HIGHLIGHTS – Full-Year 2004

Revenues

•	Software revenues were €2.4 billion for 2004 (2003: €2.1 billion), representing an increase of 10% compared to the same period in 2003. These strong results enabled the Company to continue to gain worldwide share against its peer group[3] in 2004, and the Company achieved this double-digit growth in software revenues despite the negative impact of the currency translation resulting from the strong Euro against the U.S. dollar in 2004. At constant currencies[1], software revenues increased 13% year-over-year.

•	Software revenues in the U.S. increased 27% to €625 million for 2004 (2003: €491 million). At constant currencies[1], software revenues in the U.S. increased 38% year-over-year. This strong growth in software revenues helped the U.S. organization gain significant share against its peer group[4] in the U.S. for the second consecutive year.

•	Total revenues for the full-year 2004 were €7.5 billion (2003: €7.0 billion), which was an increase of 7% compared to 2003. At constant currencies[1], total revenues increased 10% for the year.

SAP Reports 2004 Fourth Quarter and Year-End Results	Page 2

Income

•	Operating income for the full-year 2004 was €2.0 billion (2003: €1.7 billion), which was an increase of 17% compared to 2003. Pro forma operating income[2] was €2.1 billion (2003: €1.9 billion) for the year, representing an increase of 11% compared to the same period in 2003.

•	The operating margin for the year ended December 31, 2004 was 27%, which was up 2 percentage points compared to the year ended December 31, 2003. The pro forma operating margin[2] for the full-year 2004 was 28%, which represented an increase of 1 percentage point compared to the same period in 2003. SAP once again successfully grew its pro forma operating margin while at the same time making significant investments in research and development as well as sales and marketing to help it capitalize on future growth opportunities. SAP has now increased its operating margin by 9 percentage points and its pro forma operating margin[2] by 8 percentage points over the past three years.

•	Net income for 2004 was €1.3 billion (2003: €1.1 billion), or €4.22 per share (2003: €3.47 per share), representing an increase of 22% compared to 2003. Pro forma net income[2] was €1.4 billion (2003: €1.2 billion), or pro forma €4.37 earnings per share[2] (2003: €3.84 per share), representing an increase of 14% compared to 2003.

HIGHLIGHTS — Fourth Quarter 2004

Revenues

•	Software revenues increased 8% to €1.0 billion (2003: €931 million) for the fourth quarter of 2004. At constant currencies[1], software revenues increased 11% year-over-year.

•	Fourth quarter 2004 total revenues were €2.4 billion (2003: €2.2 billion), which was an increase of 8% compared to the fourth quarter of 2003. At constant currencies[1], total revenues increased 12% year-over-year.

Income

•	Operating income for the 2004 fourth quarter was €833 million (2003: €673 million), which was an increase of 24% compared to the same period last year. Pro forma operating income[2] was €851 million (2003: €765 million), representing an increase of 11% year-over-year.

SAP Reports 2004 Fourth Quarter and Year-End Results	Page 3

•	The operating margin for the fourth quarter of 2004 was 34.7%, which was up 4.3 percentage points year-over-year. The pro forma operating margin[2] was 35.4%, which increased by around 1 percentage point compared to the fourth quarter of 2003.

•	Net income for the fourth quarter of 2004 was €542 million (2003: €420 million), or €1.74 per share (2003: €1.35 per share), representing an increase of 29% compared to the fourth quarter of 2003. Pro forma net income[2] was €554 million (2003: €481 million), or pro forma €1.78 per share[2] (2003: €1.55 per share), for the fourth quarter of 2004, representing an increase of 15% compared to the same period in 2003.

Peer Group Share

•	With approximately $1.366 billion in fourth quarter 2004 software revenues on a quarter-end U.S. dollar exchange rate basis, SAP continued to gain worldwide share against its peer group (defined as SAP and the four companies mentioned in footnote 3). On a rolling four quarter basis, the Company’s worldwide share against its peer group based on software revenues was 57% at the end of the fourth quarter of 2004 compared to 56% at the end of the third quarter of 2004 and 53% at the end of the fourth quarter of 2003.

•	On a rolling four quarter basis, the Company’s U.S. share against its peer group (defined as SAP and the four companies mentioned in footnote 4) based on software revenues was 38% at the end of the fourth quarter of 2004 compared to 37% at the end of the third quarter of 2004 and 32% at the end of the fourth quarter of 2003. The Company gained 6 percentage points of share against its peer group in the U.S. in 2004.

     “2004 was another outstanding year for SAP,” said Henning Kagermann, CEO of SAP. “As promised we delivered a year of double-digit growth in software revenues, far exceeding our peer group, and we continued to improve our profitability as demonstrated by additional operating margin gains. Moreover, we were able to achieve these strong results while continuing to invest in technology to help drive innovation and growth at SAP.”

     Mr. Kagermann continued, “Companies across all sectors and geographies are focusing on innovative business models as the driver of competitive advantage, rather than products and services, as in the past. IT is seen as critical to companies’ ability to adapt and execute on innovative new business models. I believe we are finally at a turning point in the IT industry

SAP Reports 2004 Fourth Quarter and Year-End Results	Page 4

where IT is understood and used as a competitive tool rather than simply a driver of cost efficiency. Key examples of the innovations we are developing to help shape the industry landscape are SAP NetWeaver and the Enterprise Services Architecture. Proof of this concept is mySAP ERP, which exceeded our expectations in 2004 and is the first application based on the Enterprise Services Architecture.”

Cash Flow

•	Operating cash flow for the year ended December 31, 2004 was €1.8 billion (2003: €1.5 billion), which was an increase of 21% compared to 2003. Free cash flow[2] as a percentage of total revenues was 22% in 2004 (2003: 18%). At December 31, 2004, the Company had €3.2 billion in liquid assets (December 31, 2003: €2.1 billion).

BUSINESS OUTLOOK

     The Company provided the following outlook for the full year of 2005.

•	The Company expects full-year 2005 software revenues to increase in a range of 10% — 12% compared to 2004.

•	The Company expects the full-year 2005 pro forma operating margin, which excludes stock-based compensation and acquisition-related charges, to increase in a range of 0.0 – 0.5 percentage points compared to 2004.

•	The Company expects full-year 2005 pro forma earnings per share, which excludes stock-based compensation, acquisition-related charges and impairment-related charges, to be in the range of €4.70 to €4.80 per share.

•	The outlook is based on an assumed U.S. Dollar to Euro exchange rate of $1.30 per €1.00.

     “SAP is leading the way with its Business Process Platform by enriching the SAP NetWeaver composition platform with ready-to-run business processes which are accessible through Enterprise Services,” said Mr. Kagermann. “The Business Process Platform provides speed to market, efficiency and scalability for SAP and gives our customers a platform that

SAP Reports 2004 Fourth Quarter and Year-End Results	Page 5

supports business flexibility, agility and a competitive advantage in a demand driven environment where customers can more easily align business processes with their business needs. We believe we own a substantial lead against our peers in time to market and customer and partner support in the development of our Business Process Platform. We expect that the Business Process Platform will help attract independent software providers and partners to extend SAP solutions into new markets, acquiring new users and thereby generating excellent opportunities for growth for SAP. As we have previously stated, 2005 will be a year of investment for SAP, which will help drive growth and efficiency for our company.”

Share Buy-Back Program

•	SAP’s current share buy-back program allows the Company to purchase shares in the amount of up to 10% of the total shares outstanding, or approximately 30 million shares. In 2004, the Company bought back 1.14 million shares at an average price of €125.58 (total amount: €143 million). At the end of 2004, treasury stock stood at 5.36 million shares.

•	Starting in March 2005, stock options granted as part of the Company’s SOP 2002 stock option program will become exercisable over a period of three years. SAP plans to use primarily treasury shares to service the subscription rights under the stock option plan. At the same time, SAP intends to buy back up to an equivalent amount of shares, which would replenish its treasury stock.

•	Given the Company’s strong free cash flow generation, SAP plans to continue to evaluate opportunities to buy back shares in the future beyond the expected share purchases associated with the above mentioned stock option exercises. As in the past, the Company will conduct all of its share repurchases in accordance with applicable laws and regulations, especially in a manner that should not materially impact the share price as required under German laws.

SAP Reports 2004 Fourth Quarter and Year-End Results	Page 6

BUSINESS REVIEW – Full Year and Fourth Quarter 2004

Full-Year 2004 key figures at a glance (in €millions, unaudited)
SAP Group

	FY 2004	FY 2003	Change	% Change

Revenues	7,514	7,025	+489	+7%

Software revenues	2,361	2,147	+214	+10%

Income before taxes	2,073	1,777	+296	+17%

Net income	1,311	1,077	+234	+22%

Headcount, in full-time equivalents (Dec. 31)	32,205	29,610	2,595	+9%

Full-Year 2004 Software Revenue by Region (in €millions, unaudited)
SAP Group

	Revenue	Revenue
	FY 2004	FY 2003	Change	% Change

Total	2,361	2,147	+214	+10%

- at constant currency rates				+13%

EMEA	1,292	1,245	+47	+4%

- at constant currency rates				+4%

Asia-Pacific	289	275	+14	+5%

- at constant currency rates				+9%

Americas	780	627	+153	+24%

- at constant currency rates				+34%

     The Americas region, particularly the U.S., was the largest growth driver for software revenues for 2004. Excellent sales execution produced an increase in software revenues of 34% at constant currencies for the Americas region and 38% at constant currencies for the U.S. The U.S. experienced strong growth in every quarter despite tough year-over-year comparisons heading into the second half of the year. After a stronger second half, as was expected, software revenues in the EMEA region grew 4% in 2004. Software revenues in Germany increased 5% in 2004. In the APA region, where software revenues increased 9% at constant currencies in 2004, emerging markets such as China and India experienced very strong growth. Due to a challenging macro economic environment and internal execution issues Japan experienced a 15% decline in software revenues at constant currencies.

SAP Reports 2004 Fourth Quarter and Year-End Results	Page 7

Full-Year Total Revenue by Region (in €millions, unaudited)
SAP Group

	Revenue	Revenue
	FY 2004	FY 2003	Change	% Change

Total	7,514	7,025	+489	+7%

- at constant currency rates				+10%

EMEA	4,223	3,990	+233	+6%

- at constant currency rates				+6%

Asia-Pacific	867	837	+30	+4%

- at constant currency rates				+7%

Americas	2,424	2,198	+226	+10%

- at constant currency rates				+20%

Fourth Quarter 2004 key figures at a glance (in €millions, unaudited)
SAP Group

	4Q 2004	4Q 2003	Change	% Change

Revenues	2,401	2,215	+186	+8%

Software revenues	1,003	931	+72	+8%

Income before taxes	853	694	+159	+23%

Net income	542	420	+122	+29%

Headcount, in full-time equivalents (Dec. 31)	32,205	29,610	2,595	+9%

Fourth Quarter 2004 Software Revenue by Region (in €millions, unaudited)
SAP Group

	Revenue	Revenue
	4Q 2004	4Q 2003	Change	% Change

Total	1,003	931	+72	+8%

- at constant currency rates				+11%

EMEA	580	578	+2	+0%

- at constant currency rates				+0%

Asia-Pacific	105	102	+3	+3%

- at constant currency rates				+8%

Americas	318	251	+67	+27%

- at constant currency rates				+37%

SAP Reports 2004 Fourth Quarter and Year-End Results	Page 8

Fourth Quarter 2004 Total Revenue by Region (in €millions, unaudited)
SAP Group

	Revenue	Revenue
	4Q 2004	4Q 2003	Change	% Change

Total	2,401	2,215	+186	+8%

- at constant currency rates				+12%

EMEA	1,390	1,317	+73	+6%

- at constant currency rates				+6%

Asia Pacific	262	246	+16	+7%

- at constant currency rates				12%

Americas	749	652	+97	+15%

- at constant currency rates				+24%

2004 Quarterly Software Revenue by Solution (in €millions, unaudited)5
SAP Group

	Q1 2004	Q2 2004	Q3 2004	Q4 2004

ERP	156	205	206	423

SCM	81	107	96	196

CRM	71	110	104	216

SRM	24	27	33	63

PLM	31	29	40	67

Other	7	19	12	38

Total Software Revenue	370	497	491	1,003

KEY EVENTS IN THE FOURTH QUARTER OF 2004

•	In the fourth quarter, SAP demonstrated strong momentum, announcing major deals in all key regions. These included in the Americas Duke University, EarthLink, Limited Brands and U.S. Customs and Border Protection; in EMEA Danisco, Deutsche Börse, European Commission and Schneider Electric; and in Asia Pacific Air New Zealand, Fuji Photo Film, Mitsubishi, and Oil India.

•	German Chancellor Gerhard Schröder was the honorary speaker at the SAP Forum “Developing the Future through Cooperation and Informatization” held in Changchun, China, on December 8, 2004.

•	On November 11, 2004, SAP and Accenture introduced a software solution designed to help energy companies more efficiently manage their upstream asset portfolios to improve operations. Accenture and SAP jointly designed and developed the composite application SAP® xApp™ Integrated Exploration and Production (SAP xIEP), which is powered by the SAP NetWeaver™ technology platform. SAP xIEP allows upstream energy companies to integrate critical knowledge, data and applications—including those for development,

SAP Reports 2004 Fourth Quarter and Year-End Results	Page 9

production, operations and maintenance activities—to better execute key upstream oil and gas processes.

•	SAP successfully established its first syndicated multi-currency revolving credit facility in the amount of €1 billion through a group of banks led by ABN AMRO Bank, BNP Paribas, Deutsche Bank and JP Morgan. This credit facility is intended to provide greater financial flexibility to SAP, but the Company does not currently intend to draw down the facility. The planned credit facility has a five-year maturity and is arranged in addition to the existing short-term credit facilities of SAP AG.

•	On October 4, 2004, SAP announced the launch of SAP for Wholesale Distribution, a new industry solution comprising SAP’s core enterprise software and new tailored applications to help wholesale distribution companies improve operational excellence and profitability. SAP also announced the creation of a dedicated business unit, Wholesale & Trade, which will focus on the unique requirements of midsize and large companies in the wholesale distribution sector.

•	SAP announced a comprehensive update to SAP® Master Data Management (SAP MDM), a component of the SAP NetWeaver™ technology platform. The new capabilities—which include a broad array of Web services, a new object modelling framework and extensive new data normalization and performance updates—make SAP MDM the first offering that can manage customer, product and vendor information in heterogeneous IT systems.

•	SAP unveiled the latest version of SAP® Business One for Small and Midsize Businesses on October 12, 2004. The latest version of SAP® Business One, will be available in more than 37 countries internationally and eliminates the need for businesses to manage multiple unrelated applications by providing a single, integrated software solution that delivers a unified view of up-to-the-minute information for greater control and profitability across the entire business. The solution will be offered through SAP’s growing global network of more than 650 channel partners.

Webcast/Supplementary Financial Information

SAP senior management will host a press conference in Frankfurt today at 10:00 AM (CET) / 9:00 AM (GMT) / 4:00 AM (Eastern) / 1:00 AM (Pacific), followed by an investor conference at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). Both conferences will be web cast live on the Company’s website at <http://www.sap.com/investor> and will be available for replay purposes as well. Supplementary financial information pertaining to the quarterly results can be found at http://www.sap.com/investor.

SAP Reports 2004 Fourth Quarter and Year-End Results	Page 10

Footnotes

1)	Constant currency data excludes the impact of currency exchange rates.

2)	The press release discloses certain financial measures, such as pro forma EBITDA, free cash flow, pro forma operating income, pro forma net income and pro forma EPS, that are considered non-GAAP financial measures. The non-GAAP measures included in our press release have been reconciled to the nearest GAAP measure as is required under SEC rules regarding the use of non-GAAP financial measures. Pro forma operating income and pro forma operating margin exclude stock-based compensation and acquisition-related charges. Pro forma net income and pro forma earnings per share exclude stock-based compensation, acquisition-related charges and impairment-related charges.

3)	Beginning in the first quarter of 2004, the Company’s peer group changed, better reflecting what SAP believes it to be its peer group of major global business applications providers. Worldwide share of what SAP considers to be its peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only), PeopleSoft, Inc. and Siebel Systems, Inc. is based on comparable software revenues in U.S. dollars (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used). SAP’s results have been converted into U.S. dollars. Until the end of 2003, SAP considered its peer group to be i2 Technologies, Inc., Oracle Corp. (business applications only), PeopleSoft, Inc. and Siebel Systems, Inc. Based on the peer group used in 2003, SAP’s share would have been 63% in the fourth quarter of 2004.

4)	Beginning in the first quarter of 2004, the Company’s peer group changed, better reflecting what SAP believes it to be its peer group of major global business applications providers. U.S. share of what SAP considers to be its peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only), PeopleSoft, Inc. and Siebel Systems, Inc. is based on comparable U.S. software revenues in U.S. dollars (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used, and for some vendors U.S. software revenues are estimated). SAP’s results have been converted into U.S. dollars. Until the end of 2003, SAP considered its peer group to be i2 Technologies, Inc., Oracle Corp. (business applications only), PeopleSoft, Inc. and Siebel Systems, Inc. Based on the peer group used in 2003, SAP’s share would have been 44% in the fourth quarter of 2004.

5)	These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys provided by SAP’s customers. Beginning in 2004, the Company changed its usage surveys for determining software revenues by solution. The usage surveys no longer include certain technology components, including BI and Portals since all technology components are now integrated with SAP NetWeaver. No prior comparable figures are available using the new method. For prior years’ information under the old method, please refer to SAP’s annual report on Form 20F.

About SAP
SAP is the world’s leading provider of business software solutions*. Today, more than 26,150 customers in over 120 countries run more than 88,700 installations of SAP® software—from distinct solutions addressing the needs of small and midsize businesses to enterprise-scale solutions for global organizations. Powered by the SAP NetWeaver™ platform to drive innovation and enable business change, mySAP™ Business Suite solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP industry solutions support the unique business processes of more than 25 industry segments, including high tech, retail, public sector and financial services. With

SAP Reports 2004 Fourth Quarter and Year-End Results	Page 11

subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)

(*) SAP defines business solutions as consisting of Enterprise Resource Planning and related software solutions such as Supply Chain Management, Customer Relationship Management, Product Lifecycle Management, Supplier Relationship Management.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2005 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.

For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, EST
Markus Berner, +49 (6227) 7-42548, markus.berner@sap.com, EST

For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST

(Tables to follow)

SAP Reports 2004 Fourth Quarter and Year-End Results	Page 12

Consolidated Income Statements
SAP-Group 4th quarter

PRELIMINARY and UNAUDITED

(in EUR millions)

	2004	2003	Δ

Software revenue	1.003	931	8%
Maintenance revenue	739	673	10%
Product revenue	1.742	1.604	9%
Consulting revenue	560	520	8%
Training revenue	79	76	4%
Service revenue	639	596	7%
Other revenue	20	15	33%
Total revenue	2.401	2.215	8%

Cost of product	-230	-265	-13%
Cost of service	-510	-437	17%
Research and development	-288	-315	-9%
Sales and marketing	-442	-418	6%
General and administration	-102	-99	3%
Other income/expenses, net	4	-8	-150%
Total operating expense	-1.568	-1.542	2%

Operating income	833	673	24%

Other non-operating income/ expenses, net	15	24	-38%
Financial income, net	5	-3	N/A
Income before income taxes	853	694	23%

Income taxes	-310	-272	14%
Minority interest	-1	-2	-50%
Net income	542	420	29%

Basic earnings per share (in €)	1.74	1.35	29%

SAP Reports 2004 Fourth Quarter and Year-End Results	Page 13

Consolidated Income Statements
SAP-Group 4th quarter

PRELIMINARY and UNAUDITED

additional information
(in EUR millions)

	2004	2003	Δ

Pro forma EBITDA reconciliation:

Net income	542	420	29%

Minority interest	1	2	-50%
Income taxes	310	272	14%

Net income before income taxes	853	694	23%
Financial income, net	-5	3	N/A
Other non-operating income/expenses, net	-15	-24	-38%

Operating Income	833	673	24%
Depreciation & Amortization	57	63	-10%
Pro forma EBITDA 2)	890	736	21%
as a % of Sales	37%	33%

Pro forma operating income reconciliation:

Operating Income	833	673	24%
LTI/STAR	9	83	-89%
Settlement of stock-based compensation programs	0	1	-100%

Total stock-based compensation	9	84	-89%
Acquisition-related charges	9	8	13%

Pro-forma operating income excluding stock-based compensation & acquisition-related charges 1)	851	765	11%

SAP Reports 2004 Fourth Quarter and Year-End Results	Page 14

Consolidated Income Statements
SAP-Group 4th quarter

PRELIMINARY and UNAUDITED

additional information
(in EUR millions)

	2004	2003	Δ
Financial income, net	5	-3	N/A
- thereof Impairment-related charges	-2	0	N/A

Income before income taxes	853	694	23%
Income taxes	310	272	14%
Effective Tax Rate	36%	39%

Pro forma Net income reconciliation:

Net income	542	420	29%
Stock-based compensation, net of tax	5	57	-91%
Acquisition-related charges, net of tax	5	4	25%
Impairment-related charges, net of tax	2	0	N/A
Pro forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges 1)	554	481	15%

Pro forma EPS reconciliation:

Earnings per share (in €)	1.74	1.35	29%
Stock-based compensation	0.02	0.19	-91%
Acquisition-related charges	0.02	0.01	25%
Impairment-related charges	0.00	0.00	N/A
Pro forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €) 1)	1.78	1.55	15%
Weighted average number of Shares (in thousands)	310.639	310.750

SAP Reports 2004 Fourth Quarter and Year-End Results	Page 15

Consolidated Income Statements
SAP-Group Twelve months ended December 31,

PRELIMINARY and UNAUDITED

(in EUR millions)

	2004	2003	Δ
Software revenue	2.361	2.147	10%
Maintenance revenue	2.823	2.569	10%
Product revenue	5.184	4.716	10%
Consulting revenue	1.971	1.954	1%
Training revenue	302	299	1%
Service revenue	2.273	2.253	1%
Other revenue	57	56	2%
Total revenue	7.514	7.025	7%

Cost of product	-804	-839	-4%
Cost of service	-1.784	-1.694	5%
Research and development	-1.020	-996	2%
Sales and marketing	-1.523	-1.411	8%
General and administration	-367	-354	4%
Other income/expenses, net	2	-7	N/A
Total operating expense	-5.496	-5.301	4%

Operating income	2.018	1.724	17%

Other non-operating income/ expenses, net	14	36	-61%
Financial income, net	41	17	141%
Income before income taxes	2.073	1.777	17%

Income taxes	-757	-693	9%
Minority interest	-5	-7	-29%
Net income	1.311	1.077	22%

Basic earnings per share (in €)	4.22	3.47	22%

SAP Reports 2004 Fourth Quarter and Year-End Results	Page 16

Consolidated Income Statements
SAP-Group Twelve months ended December 31,

PRELIMINARY and UNAUDITED

additional information
(in EUR millions)

	2004	2003	Δ
Pro forma EBITDA reconciliation:

Net income	1.311	1.077	22%

Minority interest	5	7	-29%
Income taxes	757	693	9%

Net income before income taxes	2.073	1.777	17%
Financial income, net	-41	-17	141%
Other non-operating income/expenses, net	-14	-36	-61%

Operating Income	2.018	1.724	17%
Depreciation & Amortization	210	216	-3%
Pro forma EBITDA 2)	2.228	1.940	15%
as a % of Sales	30%	28%

Pro forma operating income reconciliation:

Operating Income	2.018	1.724	17%

LTI/STAR	37	125	-70%
Settlement of stock-based compensation programs	1	5	-80%

Total stock-based compensation	38	130	-71%
Acquisition-related charges	30	26	15%

Pro-forma operating income excluding stock-based compensation & acquisition-related charges 1)	2.086	1.880	11%

SAP Reports 2004 Fourth Quarter and Year-End Results	Page 17

Consolidated Income Statements
SAP-Group Twelve months ended December 31,

PRELIMINARY and UNAUDITED

additional information
(in EUR millions)

	2004	2003	Δ
Financial income, net	41	17	141%
- thereof Impairment-related charges	-5	-14	-64%

Income before income taxes	2.073	1.777	17%
Income taxes	757	693	9%
Effective Tax Rate	37%	39%

Pro forma Net income reconciliation:

Net income	1.311	1.077	22%
Stock-based compensation, net of tax	24	88	-73%
Acquisition-related charges, net of tax	18	15	20%
Impairment-related charges, net of tax	5	14	-64%
Pro forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges 1)	1.358	1.194	14%

Pro forma EPS reconciliation:

Earnings per share (in Euro)	4.22	3.47	22%
Stock-based compensation	0.08	0.28	-73%
Acquisition-related charges	0.06	0.05	20%
Impairment-related charges	0.01	0.04	-64%
Pro forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €) 1)	4.37	3.84	14%
Weighted average number of Shares (in thousands)	310.802	310.781

SAP Reports 2004 Fourth Quarter and Year-End Results	Page 18

Consolidated Balance Sheets SAP Group

PRELIMINARY and UNAUDITED
( in EUR millions)
ASSETS

	12/31/2004	12/31/2003	Δ	Δ
Intangible assets	525	421	104	25%
Property, plant and equipment	999	1.020	-21	-2%
Financial assets	100	168	-68	-40%

FIXED ASSETS	1.624	1.609	15	1%

Accounts receivables	1.929	1.771	158	9%
Inventories and other assets	546	516	30	6%
Liquid assets/Marketable securities	3.207	2.097	1.110	53%

CURRENT ASSETS	5.682	4.384	1.298	30%
DEFERRED TAXES	177	265	-88	-33%
PREPAID EXPENSES	71	68	3	4%
TOTAL ASSETS	7.554	6.326	1.228	19%

SHAREHOLDERS’ EQUITY AND
LIABILITIES

	12/31/2004	12/31/2003	Δ	Δ
SHAREHOLDERS’ EQUITY	4.601	3.709	892	24%

MINORITY INTEREST	22	59	-37	-63%

RESERVES AND ACCRUED LIABILITIES	1.876	1.567	309	20%

OTHER LIABILITIES	731	686	45	7%

DEFERRED INCOME	324	305	19	6%
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	7.554	6.326	1.228	19%

Days Sales Outstanding	71	76

Consolidated Statements of Cash Flows SAP Group

(preliminary and unaudited)

for the period ended December 31, (in EUR millions)

SAP Reports 2004 Fourth Quarter and Year-End Results	Page 19

	2004	2003
Net income	1.311	1.077
Minority interest	5	7
Net income before minority interest	1.316	1.084
Depreciation and amortization	210	216
Gains on disposal of property, plant and equipment and marketable equity securities, net	-13	-4
Write-downs of financial assets, net	18	15
Impacts of hedging	-7	3
Change in accounts receivable and other assets	-161	55
Change in deferred stock compensation	0	101
Change in reserves and liabilities	427	-36
Change in deferred taxes	21	107
Change in other current assets	-4	20
Change in deferred income	20	-56
Net cash provided by operating activities	1.827	1.505
Acquisition of minorities in subsidiaries	-167	-9
Purchase of intangible assets and property, plant and equipment	-212	-270
Purchase of financial assets	-40	-29
Change in the scope of consolidation		-3
Proceeds from disposal of fixed assets	116	35
Change in liquid assets (maturities greater than 90 days) and marketable securities	-203	-639
Net cash used in investing activities	-506	-915
Dividends paid	-249	-186
Change in treasury stock	-108	-88
Change in bonds, net	19	13
Other changes to additional paid-in-capital	5	-2
Proceeds from line of credit and long-term debt	4	1
Principal payments made on line of credit and long-term debt	-1	-4
Effect of STAR-hedges	-43	-39
Net cash used in financing activities	-373	-305
Effect of foreign exchange rates on cash	-42	-66
Net increase in cash and cash equivalents	906	219
Cash and cash equivalents at the beginning of the period	1.340	1.121
Cash and cash equivalents at the end of the period	2.246	1.340

Full-Year Free Cash Flow (in €millions, unaudited)
SAP Group

	FY 2004	FY 2003	% Change

Operating Cash Flow	1,827	1,505	+21

Capital Expenditure	-189	-218	-13

Free Cash Flow	1,638	1,287	+27

SAP Reports 2004 Fourth Quarter and Year-End Results	Page 20

	FY 2004	FY 2003	% Change

Free Cash Flow as a % of Revenue	22%	18%	+4 PP

Total Revenue	7,514	7,025	+7

Footnote1:

SAP has provided information in 2004 and 2003 using pro forma measures on a consolidated basis and released guidance based on these measures for 2005 and 2004. Management believes that those pro forma measures provide supplemental meaningful information to the investor to fully assess our financial performance of the core operations. Management excludes stock-based compensation expenses because we have no direct influence over the actual expense of these awards once we enter into Stock-Based Compensation Plans.

Eliminated expenses in the pro forma measures are defined as follows:

-	Acquisition-related charges include amortization of intangible assets acquired in acquisitions.

-	Impairment-related charges include other than temporary impairment charges on minority equity investments.

-	Stock-based compensation includes expenses for stock-based compensation as defined under US GAAP (STAR and LTI 2000) as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions.

However these measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. The pro forma measures used by us may be different from pro forma measures used by other companies.

Footnote2:

Management believes that pro forma EBITDA and free cash flow are widely accepted supplemental measures of evaluating operating performance and liquidity among companies. However these measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles.